VYNLEADS, INC.

596 Herrons Ferry Road

Suite 302

Rock Hill, SC  29730

telephone: (845) 745-0981

‘CORRESP’

October 25, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:

Celeste M. Murphy, Legal Branch Chief

Terry French, Accountant Branch Chief

Joshua Shainess, Attorney-Advisor

Re:

Vynleads, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-227499

Filed September 24, 2018

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated October 19, 2018.  Following are the Company's responses to the staff's comments.  Contemporaneously, we have filed Amendment No. 1 to the above-captioned Registration Statement ("Amendment No. 1").

Registration Statement on Form S-1

Cover Page

1.

We note your disclosure that you will need to raise substantial additional funds to pay for your operating expenses for the next 12 months.  Clarify whether you have any plans or arrangements to issue shares for this purpose.   Similarly, disclose whether you have any plans or arrangements to receive additional loans from related parties.

Response:

The requested additional disclosure has been added to the cover page of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

October 25, 2018

Prospectus Summary

Emerging Growth Company Status, page 2

2.

You state that you expect to remain an emerging growth company until 2018.  Revise to clarify whether you expect to continue to meet the definition of an emerging growth company moving forward.

Response:

The clarifying disclosure has been added to Amendment No. 1; please see page 2.

Risk Factors

Risks Related to our Common Stock and this Offering, page 11

3.

Address whether and how the rights you granted to the purchasers in your private placement beginning November 2017 may affect investors who purchase shares in this offering.

Response:

We call the staff’s attention to the disclosure which appears on page 4 under Prospectus Summary – Private Placement in the last paragraph immediately preceding the Summary Financial Information in which it is disclosed that the rights granted to purchasers in the Company’s private placement terminate upon the effectiveness of the Registration Statement.  As such, we do not believe an additional risk factor is necessary.

4.

Include risk factor disclosure addressing the exclusive forum clause in your amended and restated certificate of incorporation.  Also address the provision renouncing any interest or expectancy of the company in being offered certain corporate opportunities.  Explain how these provisions will impact holders of your shares.

Response:

The requested additional risk factors have been added to Amendment No.1; please see page 12.

The Company

Overview, page 21

5.

We note the importance of your advertising campaigns to growing your business.  Discuss how you structure your marketing and advertising programs and to the extent material, address to what extent the company relies on certain platforms for attracting new customers.

Response:

Amendment No. 1 contains expanded disclosure on how we structure our marketing and advertising programs, including the platforms we use.  Please see pages 23-24.

United States Securities and Exchange Commission

Division of Corporation Finance

October 25, 2018

The Lifestyle Blueprint and Our Other Products, page 21

6.

Provide the basis for your statement on page 22 regarding the health claims of your DWD x3 supplement. Additionally, disclose whether you are the only distributor of these supplements.

Response:

The health claims were based upon information provided to us by the third party manufacturer of this supplement.  We have, however, removed this language from Amendment No. 1; please see page 23.  We have also expanded the risk factor entitled “We rely on third parties….” on page 8 to include risks associated with the possibility the same products are distributed under other brand names.

Markets for Lifestyle Blueprints, page 22

7.

Clarify what you mean by your disclosure that the size of the prediabetes and type 2 diabetes market is $245 billion.  Your discussion here should provide clarity to investors as to the specific nature of the market and industry that you operate in. In that respect, it is also unclear how your reference to the size of the total U.S. healthcare market is relevant given the nature of your current product offerings.

Response:

Amendment No. 1 has been revised to remove the referenced disclosure.  Please see page 23.

Management's Discussion and Analysis

Results of operations, page 29

8.

We note your disclosure of revenue, net of refunds and chargebacks. Please tell us how you considered ASC 606-10-50-5 in determining whether to present disaggregated revenue for your internet content subscriptions and your e-commerce product sales.

Response:

For clarity, we have replaced references to “e-commerce product sales” through Amendment No. 1 with “nutritional supplements” which is a more precise term and solely constituted products which we previously referred to as “e-commerce products.”  We present our revenues under ASC 606-10-50-5 based on our disclosures outside the financial statements and those viewed by our chief decision makers.  We have added additional disclosure in the revenue recognition policies on pages F-8 and F-24 of Amendment No. 1 to provide information on the percentage of sales attributable to Internet content subscriptions and nutritional supplements.

9.

You describe the decrease in advertising expenses as a percentage of revenues as attributable, in part, to performance based pricing. Please expand your disclosure to clarify the nature of performance based pricing and tell us what types of guarantees you are offering, if any. In addition tell us if you have identified separate performance obligations using the criteria in ASC 606 and if related assets or liabilities have been recorded.

United States Securities and Exchange Commission

Division of Corporation Finance

October 25, 2018

Response:

The additional requested disclosure has been added to Amendment No. 1; please see page 31.  We have not recorded any assets or liabilities associated with advertising expense.  We do not believe that ASC 606 applies as we do not recognize advertising income.

Certain Relationships and Related Transactions, page 39

10.

Explain the reason that Mr. Stetsenko and Mr. Mannine each returned shares of common stock to the company for no consideration.  Also, revise the header here to indicate that your disclosure on pages 39 and 40 concerns related party transactions.

Response:

The requested additional disclosure has been added to Amendment No.1; please see page 41.  The header for this section has also been revised, as have the cross references which appeared elsewhere in the prospectus; please see pages 3, 35, 40 and the back cover page.

Financial Statements

Summary of Significant Accounting Policies, page F-6

11.

We note that an increase in software development costs is identified as a driver of SG&A expenses in your Results of Operations disclosure at page 29. Please include your accounting policy for software development costs in your Summary of Significant Accounting Polices note, if material.

Response:

The additional disclosure of the Company’s policy for software development costs has been added to Amendment No. 1; please see page F-8.

General

12.

We note press releases on the company's website asserting that the Lifestyle Blueprint system “employs machine learning and neural network technology.” However, no such disclosure appears in your registration statement. Clarify for us this discrepancy.

Response:

Supplementally please be advised that at the time of those press releases in May 2015 and May 2017 the Company was in the early stages of working on the foundation of that technology.  The Company has not completed this project at this time and the Company no longer makes references to the developing technology in its press releases or other materials.  Accordingly, no information on the incomplete technology appears in the Registration Statement as we are uncertain at this time when it will be completed.

13.

Your website also contains the following statement: “The initiative has already received rave reviews from initial investors, who are currently cashing in on a 2,000% ROI from a $200,000 seed investment over the past 22 months.” Tell us the basis for this assertion.

United States Securities and Exchange Commission

Division of Corporation Finance

October 25, 2018

Response:

The basis for this statement by the Company was an internal analysis of the revenue growth the Company experienced based upon this initial $200,000 investment.  The Company acknowledges the statement is not clearly worded.  Accordingly, all references to this statement have been removed from the Company’s website.

The Company acknowledges it and its management is responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company’s counsel, Brian A. Pearlman, will contact the staff in the near future after allowing adequate time for the staff to review Amendment No. 1 and this correspondence to coordinate a request for acceleration.

Thank you.

Sincerely,

/s/ Alex J. Mannine
Chief Executive Officer